

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Stephen Orr
Executive Chairman and Chief Executive Officer
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street
Suite 2750
Denver, CO 80264

> **Re: Sunshine Silver Mining & Refining Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 6, 2020**
> **File No. 333-249224**

Dear Mr. Orr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2020 letter.

Amendment No. 1 to Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019, page 66

1. We note your response to prior comment 6 and see that you have added disclosure to state that the increase in other expense "principally consisted of our pro rata share of the LGJV's net loss from operations of the Los Gatos Mine that commenced production on September 1, 2019." Although your disclosure now states that the LGJV commenced production on September in 2019, it does not explain or identify the underlying factors that contributed to the losses experienced by the venture. Given the significance of the LGJV to your overall operations and the amount of loss sustained by the venture in the 6

month period ended June 30 2020, please expand your disclosure to provide further details about the underlying factors that contributed to the significant increase in your share of the LGJV's loss.

 You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard D. Truesdell, Jr.